BINGHAM McCUTCHEN
Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736
October 6, 2009
VIA EDGAR
Houghton R. Hallock, Jr.
Jeffrey Long
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Funds (the “Registrant”) Registration Statement on Form N-14
Dear Messrs. Hallock and Long:
     On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s Registration Statement on Form N-14 relating to the proposed reorganization of certain series of Transamerica Investors, Inc. and certain series of the Registrant into corresponding series of the Registrant, as set forth on Appendix A. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2009. The Staff’s comments were conveyed to the Registrant and to us, as representatives of the Registrant, by telephone on September 24, 2009 and September 29, 2009.
     Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.
Comment 1. The Staff requested that, consistent with the current practice of the Staff, the Registrant should furnish a “Tandy” letter.
     Response: In response to the Staff’s request, a letter from the Registrant to the Commission containing certain acknowledgements requested by the Staff accompanies this letter as Exhibit A.
Comment 2. The Staff requested that the Registrant file a response letter including both the Staff’s comments and the Registrant’s responses thereto.
     Response: This letter is being filed in response to the Staff’s request.

Comment 3. The Staff requested that the Registrant provide additional information concerning the costs associated with the reorganizations and discuss in more detail how the expenses of the reorganizations are being allocated between Transamerica Asset Management, Inc. (“TAM”), on the one hand, and the target funds and destination funds, on the other.
     Response: The disclosure has been supplemented as requested by the Staff.
Comment 4. The Staff requested that the Registrant supplementally provide an analysis, based on the factors set forth by the Staff in North American Security Trust, SEC No-Action Letter (pub. avail. August 5, 1994), detailing why: (a) in the Group 2 reorganizations, Transamerica Premier Diversified Equity Fund, a target fund, would be the survivor for purposes of accounting and the calculation of performance; (b) in the Group 4 reorganization, Transamerica Premier Focus Fund, the target fund, would be the survivor for purposes of accounting and the calculation of performance; and (c) in the Group 6 reorganization, Transamerica Flexible Income, the destination fund, would be the survivor for purposes of accounting and the calculation of performance.
     Response: In considering which fund should be deemed the accounting survivor of the relevant reorganizations, the attributes of each target fund were compared to those of the corresponding destination fund. For the reasons discuss below, based upon the factors outlined in North American Security Trust, it was determined that: (i) Transamerica Premier Diversified Equity Fund most closely resembles the reorganized fund in the Group 2 reorganization and would be the accounting survivor of the reorganization; (ii) Transamerica Premier Focus Fund most closely resembles the reorganized fund in the Group 4 reorganization and would be the accounting survivor of the reorganization; and (iii) Transamerica Flexible Income most closely resembles the reorganized fund in the Group 6 reorganization and would be the accounting survivor of the reorganization.
(a) Group 2 reorganizations - Transamerica Diversified Equity, the destination fund in the Group 2 reorganizations, is a newly established series. Transamerica Diversified Equity will have the same investment adviser, subadviser, investment objective, policies and restrictions as Transamerica Premier Diversified Equity Fund, a target fund and the proposed accounting survivor. Class P shares of Transamerica Diversified Equity are expected to have a substantially similar expense structure and expense ratio as Transamerica Premier Diversified Equity Fund. In addition, the portfolio composition of Transamerica Diversified Equity is expected to most closely resemble the portfolio composition of Transamerica Premier Diversified Equity Fund as the funds have the same subadviser, investment objective, policies and restrictions. Finally, the larger size of Transamerica Premier Diversified Equity Fund ($225.9 million in net assets as of 6/30/09) as compared to the other target funds (Transamerica Institutional Premier Diversified Equity Fund ($1.8 million in net assets as of 6/30/09), Transamerica Science & Technology ($59.5 million in net assets as of 6/30/09) and Transamerica Templeton Global ($71.7 million in net assets as of 6/30/09)), is yet another factor that favors Transamerica Premier Diversified Equity Fund as the accounting survivor.
(b) Group 4 reorganization - Transamerica Legg Mason Partners All Cap, the destination fund, and Transamerica Premier Focus Fund, the target fund and proposed accounting survivor, have the same investment adviser. It is proposed that, prior to the reorganization, the sub-adviser of Transamerica Legg Mason Partners All Cap be changed to Transamerica Investment

Management, LLC (“TIM”), the sub-adviser of Transamerica Premier Focus Fund. This proposal requires the approval of the fund’s shareholders and is being sought separately. Prior to the reorganization and in connection with the change in subadviser, the investment objective, policies and restrictions of Transamerica Legg Mason Partners All Cap will be changed to mirror the current investment objective, policies and restrictions of Transamerica Premier Focus Fund (and the fund will be renamed Transamerica Focus). The expense structure and expense ratio of the Class P shares of Transamerica Legg Mason Partners All Cap are expected to be substantially similar to the expense structure and expense ratio of Transamerica Premier Focus Fund. Further, the portfolio composition of Transamerica Legg Mason Partners All Cap is expected to be substantially similar to the portfolio composition of Transamerica Premier Focus Fund as the funds will have the same subadviser (assuming shareholder approval of TIM as subadviser to Transamerica Legg Mason Partners All Cap), investment objective, policies and restrictions. Finally, the funds are of roughly the same size (Transamerica Premier Focus Fund ($58.9 million in net assets as of 6/30/09) and Transamerica Legg Mason Partners All Cap ($64.6 million in net assets as of 6/30/09)), so this factor is neutral.
(c) Group 6 reorganization - Transamerica Flexible Income, the destination fund and proposed accounting survivor, and Transamerica Convertible Securities, the target fund, have the same investment adviser and sub-adviser. The investment objective, policies and restrictions of Transamerica Flexible Income will not change as a result of the reorganization. The expense structure and expense ratio of each class of shares of Transamerica Flexible Income after the reorganization are expected to be substantially similar to the expense structure and expense ratio of Transamerica Flexible Income prior to the reorganization. Further, the portfolio composition of Transamerica Flexible Income after the reorganization is expected to be substantially similar to the portfolio composition of Transamerica Flexible Income prior to the reorganization as the fund will continue to have the same subadviser, investment objective, policies and restrictions. Finally, the larger size of Transamerica Flexible Income ($141.1 in net assets as of 6/30/09) as compared with Transamerica Convertible Securities ($65.1 million in net assets as of 6/30/09)) is another factor that favors Transamerica Flexible Income as the accounting survivor.
Comment 5. In connection with the proposed reorganization of Transamerica Templeton Global into Transamerica Diversified Equity, the Staff requested that the Registrant confirm that Transamerica Diversified Equity may invest in foreign securities.
     Response: The Registrant so confirms, and notes that disclosure to this effect appears in the section entitled “Comparison of Transamerica Templeton Global to Transamerica Diversified Equity - Principal Investment Strategies and Policies” under the discussion of the Group 2 reorganizations.
Comment 6. The Staff requested that the Registrant revise the disclosure under “Reasons for the Proposed Reorganization” under the discussion of the Group 2 reorganizations to clarify that no securities of a target fund in the Group 2 reorganizations are required to be sold in advance of the subject reorganization.
     Response: The disclosure has been revised as requested by the Staff.
Comment 7. The Staff requested that (a) where no securities of a target fund must be sold in order for the investment portfolio of the target fund to comply with the investment restrictions of the corresponding destination fund, the Registrant add a footnote to the Schedule of Investment relating to such target fund indicating that, as of the date of the Schedule of Investments, all securities held by the target fund would comply with the investment restrictions of the destination fund, and (b) where a security of a target fund must be sold because it does not comply with the investment restrictions of the corresponding destination fund, the Registrant tick mark such security in the Schedule of Investments relating to such target fund.
     Response: The disclosure has been revised consistent with the Staff’s comment.
Comment 8. The Staff requested that each Capitalization table and Statement of Assets and Liabilities be adjusted to reflect the reorganization costs to be borne by the applicable funds.
     Response: The disclosure has been revised consistent with the Staff’s comment.
     Please call the undersigned at (617) 951-8567 with any questions.
Sincerely,
/s/ Paul B. Raymond
Paul B. Raymond

Appendix A

Series of Transamerica Investors, Inc. and the Registrant	Corresponding Series of the Registrant
Transamerica Premier Balanced Fund	Transamerica Balanced

Transamerica Value Balanced

Transamerica Premier Diversified Equity Fund	Transamerica Diversified Equity
Transamerica Premier Institutional Diversified Equity Fund
Transamerica Science & Technology
Transamerica Templeton Global

Transamerica Premier Equity Fund	Transamerica Equity
Transamerica Premier Institutional Equity Fund

Transamerica Premier Focus Fund	Transamerica Legg Mason Partners All Cap

Transamerica Premier Growth Opportunities Fund	Transamerica Growth Opportunities

Transamerica Convertible Securities	Transamerica Flexible Income

Exhibit A
TRANSAMERICA ASSET MANAGEMENT GROUP
570 Carillon Parkway
St. Petersburg, Florida 33716
October 6, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:      Transamerica Funds (the “Registrant”)
Ladies and Gentlemen:
          In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form N-14 relating to the proposed reorganization of certain series of Transamerica Investors, Inc. and certain series of the Registrant into corresponding series of the Registrant, as set forth on Appendix A, filed with the Commission on September 1, 2009, the Registrant acknowledges that, with respect to the filing made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TRANSAMERICA FUNDS
By:	/s/ Timothy J. Bresnahan
	Name:	Timothy J. Bresnahan
	Title:	Assistant Secretary

Appendix A

Series of Transamerica Investors, Inc. and the Registrant	Corresponding Series of the Registrant
Transamerica Premier Balanced Fund	Transamerica Balanced

Transamerica Value Balanced

Transamerica Premier Diversified Equity Fund	Transamerica Diversified Equity
Transamerica Premier Institutional Diversified Equity Fund
Transamerica Science & Technology
Transamerica Templeton Global

Transamerica Premier Equity Fund	Transamerica Equity
Transamerica Premier Institutional Equity Fund

Transamerica Premier Focus Fund	Transamerica Legg Mason Partners All Cap

Transamerica Premier Growth Opportunities Fund	Transamerica Growth Opportunities

Transamerica Convertible Securities	Transamerica Flexible Income